UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Herbert M. Pearlman
   50 Briar Hollow Lane, 7th Floor W.
   Houston, Texas
   77027
2. Issuer Name and Ticker or Trading Symbol
   Seitel, Inc. - Options (SEI)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   10/00

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Common Stock                                  10/24/00    M        15,000        A  $11.57434
Common Stock                                  10/24/00    S        15,000        D  $16.875      533,691        D
Common Stock                                  10/24/00    M        15,000        A  $11.57434                   I  By spouse
Common Stock                                  10/24/00    S        15,000        D  $16.875        4,554        I  By spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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

Warrants-right to buy          $11.57434       10/24/00       M                          15,000           10/02/98     10/02/03
Warrants-right to buy          $11.57434       10/24/00       M                          15,000           10/02/98     10/02/03
Warrants-right to buy          $16.875         10/24/00       A         75,000                            10/24/00     10/02/03
Warrants-right to buy          $16.875         10/24/00       G                          60,000           10/24/00     10/02/03
Warrants-right to buy          $16.875         10/24/00       G         15,000                            10/24/00     10/02/03

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                                         Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Warrants-right to buy          10/24/00  Common Stock                   15,000                         -       D
Warrants-right to buy          10/24/00  Common Stock                   15,000                         -        I   By spouse
Warrants-right to buy          10/24/00  Common Stock                   75,000                                  D
Warrants-right to buy          10/24/00  Common Stock                   60,000                    15,000        D
Warrants-right to buy          10/24/00  Common Stock                   15,000                    15,000        I   By spouse

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/s/ By: Marcia H. Kendrick
    For: Herbert M. Pearlman
DATE: 11/09/00